Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

November 20, 2023

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Bow River Capital Evergreen Fund

(Registration No. 811-23566)

Dear Ms. Browning:

The following responds to the Staff’s comments that you provided by telephone on November 16, 2023, regarding the review of the preliminary proxy statement filed by Bow River Capital Evergreen Fund (the “Fund”) on Schedule 14A on November 6, 2023 (the “Proxy”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy, unless otherwise indicated.

1.	Comment: The Staff notes that, pursuant to Section 240.14a-6(e)(1) of the Securities and Exchange Act of 1934, any future preliminary proxy and proxy card should be clearly marked as “Preliminary Copies”.

Response: The Fund so acknowledges.

2.	Comment: Please consider disclosing the percentage ownership that will be acquired by NYLIM at the consummation of the Investment Transaction.

Response: The Fund respectfully declines to add the percentage ownership, as such percentage is not required disclosure. Additionally, it is confidential information and not publicly available.

Ms. Kimberly Browning

November 20, 2023

3.	Comment: Please confirm supplementally that there are no changes to the investment advisory or investment consultant agreement, respectively, contemplated by the Investment Transaction.

Response: The Fund so confirms.

4.	Comment: Please confirm supplementally that the Fund is in compliance with Item 22(c)(8) of Schedule 14A.

Response: The Fund so confirms.

5.	Comment: The last sentence of the letter states that “If you attend the Special Meeting, you may revoke your proxy and vote your shares in person.” Please revise to explain the other revocation options shareholders have.

Response: The Fund respectfully notes that a shareholder’s other revocation options are included in the section entitled “Proxies, Quorum and Voting at the Special Meeting”; however, it has also been added to the requested section.

6.	Comment: The fourth paragraph of the section entitled “Important Information” states that Bow River Advisers will enter into a marketing support and sale agreement with NYLIFE Distributors:

(a)	Please explain to the Staff the purpose of the agreement, including whether such agreement is a new plan of distribution.

(b)	Please revise the proxy disclosure to provide clarity about the agreement.

(c)	Please explain what actions the Board took to approve the new plan of distribution, including whether any related approvals were unanimous. (See. Rule 12b-1(b)(2)).

(d)	Please explain what impact the new agreement will have on any dealer management agreements that the Fund has. (e.g. Will a new dealer management agreement be executed and if so, between what parties? Who will pay the dealer manager if the agreement is finalized)?

(e)	Please explain the considerations of the Board in relation to the agreement. Please supplementally confirm how such agreement will be filed.

(f)	Please revise the disclosure to elaborate on the application of Section 28(e), as it relates to such agreement.

Response: The Fund respectfully notes that the aforementioned marketing support and sale agreement is not a distribution agreement, nor is it a party to such agreement and is, therefore, not subject to Board approval. Foreside Financial Services, LLC (“Foreside”) acts as the principal underwriter of the Fund’s shares and will continue to serve as such, pursuant to the current Distribution Agreement between Foreside and the Fund. Consequently, there will be no changes to the Fund’s selling agreements.

The Fund further respectfully notes that the aforementioned marketing support and sale agreement will be between the Adviser and NYLIFE Distributors. As disclosed in the prospectus,

“The Adviser and/or its affiliates may make payments to selected affiliated or unaffiliated third parties from time to time in connection with the sale of Shares and/or the services provided to Common Shareholders. These payments will be made by the Adviser and/or its affiliates and will not represent an additional charge to the Fund.”.

Ms. Kimberly Browning

November 20, 2023

7.	Comment: The Staff notes that a change in the date of an investment advisory agreement is a material change. Consequently, please revise instances of disclosure that state that all material terms of the investment advisory agreement and investment consultant agreement, respectively, will remain unchanged to state that that the date of each such agreement will change.

Response: The disclosure has been revised as requested.

8.	Comment: When considering its approval of the investment management agreement, please revise applicable disclosure to address whether the Board considered the marketing support and sale agreement with NYLIFE Distributors and any benefits that might be experienced by the Adviser (e.g. soft dollars).

Response: The Fund respectfully notes that U.S. federal courts and the Staff of the U.S. Securities and Exchange Commission have stated that the consideration of marketing and sales support is not an appropriate board consideration when such board is assessing the reasonableness of an investment advisory fee. The Staff, as noted in a no action letter (Investment Co. Institute, Securities and Exchange Commission, (Oct. 30, 1998)), has stated: “[W]hen an adviser finances the distribution of fund shares, the directors of the fund, in discharging their responsibilities in connection with the approval of the advisory contract, must satisfy themselves either that the management fee is not a conduit for the indirect use of the fund’s assets for distribution, or that the fund has complied with rule 12b-1....”

As respectively noted in the response to Comment No. 6, the aforementioned agreement is between the Adviser and NYLIFE Distributors and consequently, the Board did not consider such agreement when considering the reasonableness of the New Advisory Agreement.

9.	Comment: Please consider breaking apart the second “Q and A”, so that the impact of the Investment Transaction on the management and investment objective of the Fund are addressed separately. Additionally, expand the newly added answer to include disclosure that notes that the principal investment strategies and policies, risks and fundamental policies will also remain unchanged.

Response: The disclosure has been revised as requested.

10.	Comment: Please revise the answer that relates to the investment advisory fee rate to include the actual fee rate.

Response: The disclosure has been revised as requested.

Ms. Kimberly Browning

November 20, 2023

11.	Comment: Please consider adding another Q&A relating to the other material terms (outside of the investment advisory fee rate).

Response: The disclosure has been revised as requested.

12.	Comment: Please consider breaking apart the third “Q and A”, so that the disclosure relating to the expense limitation is addressed separately. Additionally, please revise such disclosure to clarify that the expense limitation agreement may be terminated and if that should occur, the Fund’s expenses could increase.

Response: The disclosure has been revised as requested.

13.	Comment: Please supplementally confirm that neither the Adviser nor NYLIM will seek to recoup any proxy-related expenses that they incur.

Response: The Fund so confirms.

14.	Comment: Please revise the disclosure relating to the proxy solicitation and related legal costs being borne by the Adviser and NYLIM to state that such costs will be paid out of each entity’s own legitimate profits.

Response: The Fund has revised the aforementioned disclosure as follows: “No. These costs will be borne by the Adviser and NYLIM out their own resources.”

15.	Comment: Please revise the disclosure in the sixth “Q&A” to explain what will occur at the expiration of the Interim Agreements’ 150-day term.

Response: The Fund respectfully notes, that as provided by Rule 15a-4 and as stated elsewhere in the proxy statement, if shareholders have not approved the New Advisory Agreement and New Investment Consultant Agreement prior to the expiration of the Interim Agreements’, the Adviser and Aksia will receive the lesser of their incurred costs (plus any interest earned) or the amount in their respective escrow account (including any interest earned).

Ms. Kimberly Browning

November 20, 2023

16.	Comment: In the ninth “Q and A”, please clarify the disclosure so that shareholders are aware of how to return the “paper proxy card”.

Response: The disclosure has been revised as requested.

17.	Comment: In the tenth “Q and A”, please add the address to which a shareholder should mail their completed proxy card.

Response: The disclosure has been revised as requested.

18.	Comment: In the tenth “Q and A”, please revise the last sentence of the disclosure to clarify that merely attending the meeting will not change a shareholder’s previous vote.

Response: The Fund respectfully notes that the requested disclosure is currently included in the section entitled “Proxies, Quorum and Voting at the Special Meeting”; however, it has also been added as requested.

19.	Comment: Please confirm supplementally that the proxy does not implicate Item 22(a)(3)(iv) of Schedule 14A.

Response: The Fund so confirms.

20.	Comment: Please confirm supplementally that disclosures required by Item 22(c)(6) of Schedule 14A are not required to be included in the proxy statement or revise the disclosure accordingly.

Response: The Fund so confirms.

21.	Comment: Please revise the last sentence of the second paragraph on page 2 of the proxy statement to state there are no material differences between the terms of the New Advisor Agreement and Existing Advisory Agreement.

Response: The disclosure has been revised as requested.

22.	Comment: Please revise the first sentence under the section entitled “Terms of the Agreement” on page 3 to delete the reference to it being a “summary” and instead state that all material terms are discussed.

Response: The disclosure has been revised as requested.

23.	Comment: The first sentence of the paragraph in the section entitled “Investment Not Expected to Adversely Affect Bow River Advisers or the Fund” states that changes are not “anticipated”. Please revise to either explain what changes will occur as the result of the Investment Transaction or revise the disclosure to delete “anticipated”.

Response: The disclosure has been revised as requested.

Ms. Kimberly Browning

November 20, 2023

24.	Comment: If accurate, please revise applicable disclosures to state that the Board unanimously approved the various agreements that are included in the proxy statement.

Response: The disclosure has been revised as requested.

25.	Comment: In the last paragraph in the section entitled “Factors Considered by the Trustees and their Recommendation” on page 4, please replace “primary” with “material”.

Response: The disclosure has been revised as requested.

26.	Comment: In the last paragraph in the section entitled “Factors Considered by the Trustees and their Recommendation” on page 4, please revise the disclosure to remove the defined term “Proposed Agreements”, as the Staff notes that the agreements encompassed by the defined term have different consideration requirements.

Response: The disclosure has been removed as requested.

27.	Comment: In the section entitled “Factors Considered by the Trustees and their Recommendation”, which begins on page 5:

(a)	In the sub-section entitled “The nature, extent and quality…”:

(i) Please revise the disclosure to include a more fulsome description of the material factors considered by the Board (e.g. discussion of any benefits derived or to be derived by their relationship with the Fund).

(ii) Please disclose any Board considerations that were detrimental to the Investment Transaction. If the Board did not have any, please explain why that was the case.

(iii) Please revise instances of “substantially identical” to “identical”.

(iv) Please disclose any third party sources that were considered. If none were considered, please supplementally confirm such to the Staff and explain why they did not.

(b)	In the sub-section entitled “Comparison of the fees to be charged by Bow River Advisers”:

(i) Please revise the disclosure to define “FUSE” and quantify “comparable” (i.e. how did the Fund actually compare to its peers).

(ii) Please revise the disclosure to disclose what consideration the Board gave to the possibility that the fees would go up if the expense limitation and reimbursement agreement is terminated.

Ms. Kimberly Browning

November 20, 2023

(c)	Please add a separate section that discusses Section 15(f) of the 1940 Act and ensure that such discussion addresses that the Board or the Fund anticipates compliance with the requirements of such section (versus the Adviser).

(d)	In an appropriate place within the disclosure, please add any shareholder best interests considerations that the Board made.

Response:

(a)(i): The Fund has revised the disclosure as requested.

(a)(ii): The Fund respectfully notes that the Board’s responsibility is to assess the reasonableness of the investment advisory fee and not the appropriateness of the Investment Transaction. However, the Fund has revised the disclosure to state that “[B]ecause the Board considered that the Fund’s investment objective and investment strategies will not change, the investment advisory personnel of Bow River Advisers who provide advisory services to the Fund are expected to remain the same, and Bow River Advisers will continue to provide the same advisory services to the Fund for the same fees subject to the oversight of the Board of Trustees, there would not be any detrimental effects on the Adviser’s management of the Fund.”

(a)(iii): The Fund has revised the disclosure as requested.

(a)(iv): As described in the materials, the Board utilized information provide by FUSE Research Network, a third-party research company.

(b)(i): The Fund has revised the disclosure as requested.

(b)(ii): The Fund has revised the third sentence in the aforementioned section as follows: “The Board also noted that Bow River Advisers would maintain its expense limitation and reimbursement agreement with the Fund, in order to cap the costs paid by shareholders, and that such agreement was only terminable by the Board.”

(c): The Fund has revised the disclosure to state that the Board noted that each of the Adviser and the Fund “had agreed that they will use their respective reasonable best efforts to comply with all of the requirements of Section 15(f), thus allowing Bow River Advisers to rely upon the safe harbor afforded by Section 15(f).”

(d): The Fund has revised the last sentence of the sub-section entitled “Conclusion” as follows: “After evaluation of the considerations described above, and in light of the nature, extent and quality of services to be provided by Bow River Advisers, the Trustees, including a majority of the Independent Trustees, in keeping with its fiduciary obligations to shareholders, approved the New Advisory Agreement as being in the best interests of shareholders and determined to recommend that Shareholders approve the New Advisory Agreement.

Ms. Kimberly Browning

November 20, 2023

28.	Comment: In the section entitled “The Interim Agreement”, which begins on page 6:

(a)	Please ensure that the currently bracketed date accurately reflects the 150-day expiration date of the Interim Agreement.

(b)	Please revise the disclosure to provide the information required by Rule 15a-4(b)(1) and (2) of the 1940 Act.

(c)	Please revise the disclosure to clarify that compensation paid to the Adviser during the term of the Interim Agreement will be held in an interest-bearing account with a custodian or bank.

Response: The Fund has revised the aforementioned disclosures..

29.	Comment: Please supplementally confirm that the Board satisfies the board governance standards, as required by Rule 15a-4(b)(2)(vii) of the 1940 Act.

Response: The Fund so confirms.

30.	Comment: Please revise the disclosure in the section entitled “Terms of the Existing Advisory Agreement and the New Advisory Agreement – Fund Transactions” to address Section 17(h) of the 1940 Act.

Response: The Fund respectfully notes that Section 17(h) of the 1940 Act prohibits Fund organizational documents from “contain[ing] any provision which protects or purports to protect any director or officer of such company against any liability… to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard…”. Consequently, the Fund does not believe that Section 17(h) is applicable to the aforementioned section, as such section relates to the Adviser.

31.	Comment: Please revise the disclosure in the section entitled “Terms of the Existing Advisory Agreement and the New Advisory Agreement – Limitation of Liability” to address Section 17(i) of the 1940 Act.

Response: The Fund respectfully notes that the current disclosure addresses the aforementioned section, as willful misfeasance, bad faith, gross negligence, reckless disregard are carved out of the indemnification and the limitation of liability.

Ms. Kimberly Browning

November 20, 2023

32.	Comment: Please make the fourth sentence in the section entitled “Who is Eligible to Vote”, bold.

Response: The Fund has revised the disclosure as requested.

33.	Comment: Please revise the section entitled “Proxies, Quorum and Voting at the Special Meeting” to clarify that shareholders may also vote by mail.

Response: The Fund has revised the disclosure as requested.

34.	Comment: Please add the following paragraph under the section entitled “Proxies, Quorum and Voting at the Special Meeting-Quorum”:

If a beneficial owner doesn’t provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares, and accordingly such shares will not count as present for quorum purposes or for purposes of Section 2(a)(42) of the 1940 Act.

Response: The Fund has added the requested disclosure.

35.	Comment: Please revise the section entitled “Method of Solicitation and Expenses” to clarify whether the Fund will use third-party solicitors. If it will, please also ensure that any additional disclosure complies with Item 4(b) of Schedule 14A.

Response: The Fund notes that, although it does not intend to utilize a third-party solicitor, it has added the following as the last sentence of the aforementioned section: “The Fund does not expect to utilize the services of a third-party solicitor; however, Computershare will serve as the proxy tabulator. The Adviser will pay the estimated $10,000 cost of those services.”

*    *    *    *    *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer